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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Amendment No. 3)
(RULE 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CELESTICA INC.
(NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON)

Liquid Yield Option™ Notes due 2020 (Zero Coupon — Subordinated)
(TITLE OF CLASS OF SECURITIES)

15101QAA6
(CUSIP NUMBER OF CLASS OF SECURITIES)

Kaye Scholer LLP
425 Park Avenue
New York, New York 10022
Attention: Managing Attorney's Office
(212) 836-8000
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
NOTICES AND COMMUNICATIONS ON BEHALF OF THE FILING PERSON)

COPIES TO:

Lynn Toby Fisher, Esq. Joel I. Greenberg, Esq. Kaye Scholer LLP 425 Park Avenue New York, New York 10022 (212) 836-8000	I. Berl Nadler, Esq. Davies Ward Phillips & Vineberg LLP 1 First Canadian Place, Suite 4400 Toronto, Ontario Canada M5X 1B1 (416) 863-0900

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
U.S.$352,000,000	U.S.$41,431
*
Calculated solely for purposes of determining the filing fee. The purchase price of the Liquid Yield Option™ Notes due 2020 (Zero Coupon-Subordinated), as described herein, is U.S.$572.82 per U.S.$1,000 principal amount at maturity. As of June 30, 2005, there was approximately U.S.$614.4 million in aggregate principal amount at maturity outstanding, resulting in an aggregate maximum purchase price of approximately U.S.$352.0 million. The amount of the filing fee is calculated by multiplying the transaction value by 0.00011770.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	U.S.$41,431	Filing Party:	Celestica Inc.
Form or Registration No.:	Schedule TO	Date Filed:	July 5, 2005
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT

        This Amendment No. 3 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO-I originally filed with the Securities and Exchange Commission on July 5, 2005, as amended and supplemented by Amendment No. 1 to the Schedule TO-I filed with the Securities and Exchange Commission on July 18, 2005 and Amendment No. 2 to the Schedule TO-I filed with the Securities and Exchange Commission on August 3, 2005 (as amended, the "Schedule TO-I") by Celestica Inc., an Ontario, Canada corporation ("Celestica"), relating to an offer by Celestica to purchase the Liquid Yield Option™ Notes due 2020 (Zero Coupon-Subordinated) issued by Celestica on August 1, 2000 (the "Securities"), upon the terms and subject to the conditions set forth in the Indenture (as defined below), Celestica's notice, dated July 5, 2005 (the "Company Notice"), the Securities and the related offer materials filed as Exhibits (a)(1)(A) to (d) to the Schedule TO-I (which Company Notice and related offer materials, as amended or supplemented from time to time, collectively constitute the "Option"). The Securities were issued pursuant to an Indenture, dated as of August 1, 2000, between Celestica and JPMorgan Chase Bank, N.A. (as successor to The Chase Manhattan Bank), as Trustee (the "Indenture").

        This Amendment is being filed solely to correct an error on the cover page of Amendment No. 2 to the Schedule TO. Amendment No. 2 to the Schedule TO reports the results of the tender offer.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2005	CELESTICA INC.

	By:	/s/ Elizabeth L. DelBianco Elizabeth L. DelBianco Chief Legal Officer

EXHIBIT INDEX

(a)(1)(A)	Company Notice to Holders of Celestica Inc. Liquid Yield Option™ Notes due 2020 (Zero Coupon-Subordinated), dated July 5, 2005.*
(a)(1)(B)	Form of Purchase Notice dated July 5, 2005.*
(a)(1)(C)	Form of Notice of Withdrawal dated July 5, 2005.*
(a)(1)(D)	Form W-9.*
(a)(5)(A)	Press Release issued by Celestica Inc. on July 5, 2005.*
(a)(5)(B)	Summary Advertisement.*
(a)(5)(C)	Press Release issued by Celestica Inc. on August 3, 2005.*
(b)	Not applicable.
(d)	Indenture, dated as of August 1, 2000, between Celestica Inc. and JPMorgan Chase Bank, N.A. (as successor to The Chase Manhattan Bank), incorporated by reference to Exhibit 4.1 to Celestica's Registration Statement on Form F-3 (File No. 333-12272), as filed with the Securities and Exchange Commission on July 24, 2000.*
(g)	Not applicable.
(h)	Not applicable.
*
Previously filed with the Schedule TO on July 5, 2005.

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INTRODUCTORY STATEMENT
EXHIBIT INDEX